UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES SIGNING CONTRACTS
TO RECONSTRUCT BRATSK FERROALLOY PLANT

Bratsk, Irkutsk region, Russia – October 25, 2010 – Mechel OAO (NYSE: MTL), one
of the leading Russian mining and metals companies, announces that Bratsk
Ferroalloy Plant OOO, which is a part of Mechel group, has signed contracts to purchase four ferroalloy electric furnaces.
Bratsk Ferroalloy Plant OOO and Siberian Plant of Electrothermal Equipment
(Sibelectrotherm JSC, Novosibirsk) have signed contracts to supply four ferroalloy electric furnaces with the capacity of 33 MVA each to replace the existing furnaces. In addition Sibelectrotherm undertakes to supervise installation and commissioning works. The reconstruction will take place during
2011-2012. After the project’s completion Bratsk Ferroalloy Plant’s production capacity will increase by 30% and its power consumption will be reduced by
10-13%.
The contracts’ total value exceeds 1.9 billion roubles. The project allows keeping the entire existing infrastructure resulting in substantial cost cutting and time saving.
Bratsk Ferroalloy Plant produces ferrosilicon – a ferroalloy used in quality steel production. At the present moment the plant’s annual capacity is 91 thousand tonnes of ferrosilicon.
Sibelectrotherm is one of the largest Russia’s enterprises specializing in production of electrothermal equipment for ferroalloy, steel and titanium manufacturing.
The project will be financed via credit facility provided by Sberbank.
***

Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 25, 2010	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO